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                                                                      Exhibit 99


EXHIBIT 99. CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

                          IMPORTANT FACTORS REGARDING
                           FORWARD-LOOKING STATEMENTS

    The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time.

THE COMPANY FACES SIGNIFICANT COMPETITIVE PRESSURE AND OPERATES IN A CONSOLIDATING INDUSTRY

    AET competes with manufacturers of OPP and other specialty films, such as polyethylene, cellophane, polystyrene and polyester, as well as with producers of traditional flexible packaging materials, such as paper and foil, and of rigid packaging materials, such as glass, metal, plastic, cardboard and other containers. Quality, performance and price are the primary competitive factors in the markets in which the Company competes. Many of these markets are very competitive and a number of the Company's competitors have significantly greater financial, manufacturing, marketing and distribution resources than the Company. Competitive forces could substantially impact the Company's operating results and financial condition.

    The Company continuously evaluates opportunities to make strategic acquisitions in the specialty film industry, which is currently experiencing a period of consolidation. In the event that the Company makes a strategic acquisition, merges with another entity, or otherwise undertakes to combine its assets or operations with those of another party, there can be no assurance that such a transaction will produce positive financial results, that the Company will effectively integrate any such acquired business into its existing operations, or that the Company will thereafter achieve any of its other strategic objectives. In addition, the consummation of a business combination transaction between two or more competitors of the Company could have a material adverse effect on the Company.

THE COMPANY'S PRODUCTS MUST UNDERGO CONSTANT TECHNOLOGICAL CHANGE

    The Company's business depends to a large extent upon its ability to continue identifying, developing and commercializing innovative products to address new customer requirements or replace existing products, the margins of which tend to decline as a result of the entry of competitive products into existing specialized markets. There can be no assurance that the Company will be able to achieve or maintain this required level of innovation. There also can be no assurance that the Company's research and development efforts will yield successful, timely, cost effective, or commercially viable results.

    In addition, the Company or its competitors may introduce new products, or enhancements to existing products, embodying new technologies, industry standards, or customer requirements, and having the potential to replace or provide lower cost alternatives to the Company's existing or future offerings. The introduction of such new or enhanced products could render existing or future products of the Company's obsolete and unmarketable. Some of the Company's competitors have substantially greater financial resources which could be devoted to research and development, and could place the






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Company at a competitive disadvantage.

THE COMPANY IS HIGHLY LEVERAGED AND SOME OF THIS DEBT BEARS VARIABLE RATES OF INTEREST

    The Company incurred substantial indebtedness in connection with the acquisition of its Films Division and its subsequent capital expansion program, and may incur additional indebtedness in the future to fund operations, finance acquisitions or for other purposes. As of September 30, 1997, the ratio of the Company's debt to total debt and stockholders' equity was 64%. The Company's indebtedness contains financial and restrictive covenants, the failure to comply with which may result in an event of default, which, if not cured or waived, could result in the acceleration of this indebtedness and otherwise have a material adverse effect on the Company.

    The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital or other purposes in the future may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing funds available for other purposes; (iii) the Company may be more vulnerable to economic downturns and competitive pressures;
(iv) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (v) the Company's ability to refinance or replace existing indebtedness could subject the Company to interest rates and other terms which are materially different from those embodied in the Company's current indebtedness.

    The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and the other risks outlined in this Exhibit.

COMPANY IS SUBJECT TO VOLATILITY IN THE PRICE AND SUPPLY OF POLYPROPYLENE

    Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of most of the Company's products, and polypropylene resin represents a significant percentage of the Company's cost of sales. The price of polypropylene resin is a function of, among other things, manufacturing capacity, demand, and the price of petrochemical feedstocks, including crude oil and natural gas liquids, and resin costs have historically fluctuated. There is not a direct correlation between resin cost fluctuations and OPP films pricing and there can be no assurance that future market conditions will ever support a direct correlation. There can be no assurance that the Company will be able to effectively manage pricing of its products relative to resin costs over the long term, and the Company's ability to do this could be adversely affected in the future by competitive pressures, customer buying patterns, technological changes and other factors. A significant or prolonged narrowing of the spread between the price of polypropylene and the prices paid for the Company's products by its customers could have a material adverse effect on the Company.

    Although polypropylene resins are generally available from a large number of suppliers in sufficient quantities to meet ongoing requirements, the Company relies on four primary suppliers for the majority of its resin requirements. There can be no assurance that the Company will be able to






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maintain good relationships with its suppliers or that the Company will continue to receive an adequate supply of raw materials at competitive prices. Any significant disruption in the supply of raw materials used in the manufacture of the Company's products could also have a material adverse effect on the Company.

ANTITAKEOVER PROVISIONS COULD NEGATIVELY IMPACT THE SALE OR SALE PRICE OF THE COMPANY

    The Company's Certificate of Incorporation and Bylaws contain provisions that could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest or otherwise in which stockholders might receive a premium over the then current market price of the Company's stock. These provisions include advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings or to nominate persons for election as directors and provide for a staggered Board of Directors.

    In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of the company's outstanding capital stock). The Company is also subject to an indenture relating to its Senior Notes issued in connection with the acquisition of its Films division, which provides that upon the occurrence of a change in control (as defined in the indenture), the Company will be obligated to make an offer to purchase all of its then outstanding Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any. There can be no assurance that the Company would have or be able to obtain sufficient funds to effect such a purchase of its Senior Notes if it were required to do so.

THE COMPANY SELLS A LARGE AMOUNT OF ITS PRODUCTS TO A SMALL NUMBER OF CUSTOMERS

    A significant portion of the Company's net sales (approximately 35% in fiscal 1997) consisted of sales to five converters, which primarily print, laminate and resell OPP films to end users. Substantially all of the converted products are resold by the converters to a relatively small number of large consumer products companies. There can be no assurance that the Company will be able to maintain good relationships with its customers or the end-users of its products, or that the Company will continue to supply its customers at current sales volumes. Unless replaced, the loss of a significant purchaser or end-user of the Company's products, or a change in the buying patterns of any such customer or end user, could have a material adverse effect on the Company.

THE COMPANY IS DEPENDENT UPON KEY PERSONNEL AND HAS A NEED TO HIRE AND TRAIN ADDITIONAL QUALIFIED PERSONNEL

    The Company believes that its future success depends in part upon its ability to attract and retain skilled senior management and technical, professional, marketing, and sales personnel. The Company, along with other technology-oriented manufacturing companies, faces competition in hiring and retaining skilled technical, professional, marketing, and sales personnel. In certain areas, such as chemical and process engineering, and sales and marketing, the supply of such people is limited. The process of locating personnel with the combination of skills and attributes required to carry out the Company's strategy is often lengthy. The Company's employees may voluntarily terminate their






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employment with the Company at any time. The loss of service of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company.

A LARGE PART OF THE COMPANY'S PRODUCTION OCCURS AT A SINGLE LOCATION

    The Company's largest manufacturing facility, which accounts for approximately 75% of the Company's overall OPP films production capacity, is located in Terre Haute, Indiana. The Company also has significant manufacturing capacity at other facilities. A fire, flood or other force majeure could cause a significant disruption in the Company's ability to manufacture at or near its capacity. While the Company believes it is adequately insured against the short-term impact of losses and business interruptions of this kind, any such disruption could have a material adverse effect on the Company.

PERIOD TO PERIOD BUSINESS FLUCTUATIONS HAVE A SUBSTANTIAL IMPACT ON THE COMPANY

    The Company's operating results may fluctuate for a number of reasons. Certain of the Company's products experience seasonal sales volume fluctuations related to the end uses of those products, and the Company's results have typically followed a similar seasonal pattern, with stronger operating performance in the third and fourth fiscal quarters. In addition, because the company plans its operating expenses, many of which are relatively fixed in the short term, on the basis that its revenues will continue to grow, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors including, but not limited to, lower than expected demand, price pressures, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Margins are heavily influenced by product sales mix considerations, any significant or unexpected change of which could have a material adverse effect on the Company.

    Additionally, the OPP films industry has traditionally been subject to cyclicality related to the dynamics of supply and demand. While demand for OPP films has historically increased at the rate of approximately 6% per year, the industry typically experiences periods of more rapid increases manufacturing capacity followed by periods of little or no increase. This pattern leads to periods of excess capacity and lower utilization rates while the rapid increases in industry capacity temporarily outstrip the more steady but smaller increases in demand, resulting in more intense industry competition during periods of expansion. Such periods of more intense competition, and the capital expenditures associated with capacity increases by the Company, could have a material adverse effect on the Company.

THE COMPANY RELIES ON THE PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY

    Certain aspects of the Company's business depend on its trade secrets, know-how, and other proprietary information as well as intellectual property rights including various patents and trademarks. The Company generally has a number of new patent applications pending at any given time relating to product enhancements and new product developments. No assurance can be given that the Company's patent applications will issue as patents or that any patents that have been or may be issued will provide the Company with adequate protection for the covered products, technology, or target markets. Additionally, there can be no assurance that the Company's confidentiality agreements will adequately protect its trade secrets, know-how or other proprietary information. Further, there can be no assurance




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that the Company's activities will not infringe on the patents or proprietary rights of others or that the Company will be able to obtain licenses to any technology that it may require to conduct or expand its business or that, if obtainable, such technology can be licensed at a reasonable cost.

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH THE COMPANY'S CAPITAL EXPANSION PROJECT

    The Company is in the process of constructing a new ten-meter OPP films production line which will significantly increase the Company's aggregate manufacturing capacity and is currently scheduled to begin commercial production in the spring of 1998. The completion and successful commercial operation of this new line is subject to a variety of factors, some of which are beyond the Company's control, including successful implementation of an advancement of existing technology, timely completion of the project by the equipment manufacturer, and satisfactory testing. There can be no assurance that this project will be completed on time or be commercially successful.

    This new line will begin production during a period of other capacity increases in the industry, and the Company must successfully generate enough customer demand for its products to successfully sell the incremental increase in OPP films volume which the new line is expected to produce. There can be no assurance that the Company will succeed in these efforts.

LABOR RELATIONS

    The Company employs approximately 230 production and maintenance workers at its Covington, Virginia facility who are represented by the United Paper Workers International Union. The Company entered into a collective bargaining agreement with the Union which is scheduled to expire in June of the year 2000. While the Company believes that its employee relations are satisfactory, there can be no assurance that this will remain the case or that the operations of any of its facilities would not be the subject of a strike, lock-out or other labor-related disruption which could have a negative impact of the Company's ability to manufacture and distribute certain of its products, which in turn could have a material adverse effect on the Company.

THE COMPANY IS EXPANDING IN FOREIGN MARKETS

    Although the Company has historically sold its products worldwide, as part of its long term strategy the Company has initiated an expansion program focusing on a variety of markets outside of North America, including Europe, South and Central America, and the Pacific Rim, which expansion may occur through acquisitions or other business combinations, or through internal growth and capital expansion. Foreign markets pose a variety of risks and challenges relating to local laws and regulations, cultural differences, fluctuations in currency exchange rates, and other matters. There can be no assurance that the Company will succeed with its plans for international expansion or that any such expansion will produce positive financial results. Any failure in its efforts to develop international sales and operations, or otherwise achieve its strategic objectives for international growth, could have a material adverse effect on the Company.